NEWS RELEASE

July 10, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

DRILLING CUTS 1.5 M OF 10.7 G/T GOLD AND 516 G/T SILVER

AT ALMADEN’S BUFA PROJECT, MEXICO

Almaden Minerals Ltd. (AMEX:AAU; TSX: AMM; “Almaden”) is pleased to announce that it has received progress report on drilling carried out on the company’s Bufa project by optionee partner Lincoln Gold Corp. (“Lincoln”; OTCBB: LGCPF).  Almaden has received from Lincoln results from the first 10 holes of a 12 hole drill program. These results include 1.5 meters that averaged 10.7 g/t gold and 516 g/t silver in hole LBDDH-003 and 2.5 meters of 4.12 g/t gold and 281 g/t silver in hole LBDDH-001. These new drill holes and those received from past partner on the project Grid Capital have traced encouraging results over 300 meters of vein system strike length. This zone remains open to the northwest towards the adjacent Rosario mine and the claim boundary with Gammon Gold located over 400 meters away.  Highlights of the results received to date from the present Lincoln drill program and the past Grid Capital program are tabularized below:

Company	Hole No.	From (m)	To (m)	Interval * (m)	Gold (g/t)	Silver (g/t)
Grid	GUAD04-01	58.35	58.75	0.4	1.55	91.1
Grid	GUAD04-01A	63	63.46	0.46	3.23	195
		76.49	78.15	1.66	1.56	69.8
Grid	GUAD04-02	70.96	73.2	2.24	0.41	21
		84.8	86.7	1.9	0.25	20.7
Lincoln	LBDDH-008	147.8	149.34	1.55	0.402	6.6
Lincoln	LBDDH-010	19.79	21.34	1.55	0.985	25.8
		288.51	290.06	1.55	0.064	23.6
Grid	GUAD04-03	64.38	66	1.62	9	447
		68.91	70.52	1.61	8.7	503
		84	86.2	2.2	1.35	55.6
		95.4	96.9	1.5	5.96	52.4
Grid	GUAD04-04	73.8	73.7	0.52	2.87	363
		107.71	108.57	0.86	2.5	109
		121.63	122.45	0.82	1.77	80.8
Lincoln	LBDDH-003	172.22	173.72	1.5	10.7	516
Lincoln	LBDDH-007	Five Zones		1.20 to 1.71	0.007 to 0.020	4.0 to 6.8
Lincoln	LBDDH-001	94.5	97	2.5	4.12	281

*At this time it is not known of whether the intervals in the table above represent true widths

The 2,291 hectare La Bufa gold-silver property is located in the Guadalupe y Calvo mining district of southwestern Chihuahua State. Lincoln may earn up to a 60% interest in the La Bufa property from Almaden Minerals Ltd. by spending US$3.5 million and issuing 1,550,000 shares of Lincoln over 4 years.

Lincoln has informed Almaden that the program consisted of twelve widely spaced angle core holes (results from the two of which are pending) which were designed to test the El Rosario gold-silver vein system which extends southward onto Almaden’s La Bufa property from the historic Rosario mine now controlled by Gammon Gold. The holes were generally spaced at 100 to 150 meters intervals and most are drilled in two-hole “fences” at 45°and 60°.  Drilling is designed to determine the most favorable portions of the vein system in the southern part of the La Bufa property.

Lincoln reports that results to date suggest that gold-silver mineralization occurs in the upper portion of the vein system and that gold-silver mineralization occurs in steeply dipping quartz-breccia veins and stockworks hosted in “Lower Volcanics” (tuffs) which overlie various coarse-grained granitic basement rocks. Lincoln has announced that once data has been received and interpreted a phase 2 exploration program will be planned which is anticipated to include off-set drilling of high-grade intercepts as well as step-out drilling towards the El Rosario mine. The company eagerly waits to initiate drilling in the northwestern portion of the La Bufa property where past surface samples returned assays ranging from1.07 to 4.28 g/t gold and 186 to 838 g/t silver. The Bufa project also includes at least 4 km of potential vein system strike length northwest of the Rosario mine.

Geological data in this news release were verified by qualified person, Jeffrey L. Wilson, Vice President of Lincoln Gold Corporation.  Quality control and assurance protocols are part of the exploration program.  Certified reference material and various duplicates are inserted in each assay batch of samples.  Blanks are also submitted into the sample population.  Drill core is cut by saw on site and half-core samples are shipped to ALS Chemex in Chihuahua, Mexico for sample preparation.  Pulps are then shipped to appropriate ALS Chemex labs for multiple-element analyses and gold-silver assays in accordance with mineral industry practices.  Samples exceeding standard detection limits are submitted to secondary analysis using appropriate assay techniques for the particular element.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 23 properties that are under active exploration. Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

_____________________

Morgan J. Poliquin, M.Sc., P.Eng.

President and COO

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.